Exhibit 99.1

NQ Mobile Announces 2015 Annual General Meeting Results

BEIJING, January 20, 2016 — NQ Mobile Inc. (NYSE: NQ) (“NQ Mobile” or the “Company”) , a leading global provider of mobile internet services, today announced the results of its 2015 annual general meeting of shareholders held in Hong Kong on January 20, 2016.

At the meeting, the shareholders of NQ Mobile Inc. approved the following resolution:

1.	RESOLVED, as a special resolution:

a.	that the Company’s Articles of Association be amended by deleting the definition of “Affiliate” in Article 1 and replacing therewith the following new definition:

“Affiliate – with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control, with such specified Person, and for individual Persons, any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, and any entity controlled by any of the foregoing.”

b.	that each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his absolute discretion, thinks fit.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile internet services. NQ Mobile’s portfolio of offerings includes mobile game publishing platforms, mobile advertising platforms, mobile entertainment applications and platforms, mobile security and productivity applications and other mobile applications. For more information on NQ Mobile, please visit http://www.nq.com.

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +1 469 310 5281

+86 10 6452 2017

Twitter: @NQMobileIR